Exhibit 99.1

Eco Wave Power Shareholders Approve Continued Buyback Authorization for American Depositary Shares at 2025 AGM

Stockholm, Sweden–(Newsfile Corp. – July 8, 2025) – Eco Wave Power Global AB (publ) (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, is pleased to announce that its shareholders have approved the continued authorization for the repurchase of the Company’s American Depositary Shares (ADSs), representing up to 10 percent of the total number of shares in the Company, at the 2025 Annual General Meeting (AGM).

This shareholder resolution renews the Company’s ability to repurchase ADSs over the coming year, building upon the legal framework previously established in coordination with the Swedish Financial Supervisory Authority (SFSA).

The repurchase authorization includes the following main terms:

•	Repurchases may be made only on the Nasdaq Capital Market or another regulated market.

•	The authorization is valid until the 2026 AGM and may be exercised on one or more occasions.

•	The Company may repurchase ADSs up to a maximum of 10 percent of its total outstanding shares.

•	Repurchases on the Nasdaq Capital Market may only occur at a price within the range of the highest purchase price and lowest selling price at the time of the transaction.

•	All repurchases will be made against cash payment.

Eco Wave Power intends to continue its partnership with a designated bank to manage any buyback activity under the renewed mandate.

“We are pleased to receive the continued support of our shareholders for the ADS repurchase program,” said Inna Braverman, Founder and CEO of Eco Wave Power. “We believe this program enhances our financial flexibility, supports our long-term capital strategy, and represents a strategic tool to increase shareholder value.”

The authorization does not obligate the Company to repurchase any ADSs. Any actual repurchases will be conducted in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and may be carried out through open market purchases, privately negotiated transactions, or other methods, depending on market conditions and other factors deemed relevant by the Company’s management.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station-recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India-contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its belief that the share repurchase program will enhance the Company’s financial flexibility, support the Company’s long-term capital strategy, and be a strategic tool to increase shareholder value, and when it discusses the potential repurchase of the Company’s ADSs. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.